Cboe

January 13, 2026

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 2:00pm on 01/13/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **01/13/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

26000028

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe C2 Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 01/13/26 (MM/DD/YY)
Cboe C2 Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 2:00pm on 01/13/26 (Signature)
Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 13th day of January (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

EXHIBIT C – Amendment as of January 13, 2026

Summary of changes made to Exhibit C:

- For Cboe BYX Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe BZX Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe C2 Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe EDGA Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe EDGX Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe Futures Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe Europe Limited, Jonathan Weinberg, has been appointed as a Director.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Commencement of Term Date:		
Andrew Bevers		Vice President, Head of Derivatives Account Coverage		03/01/24		
Prashant Bhatia		Executive Vice President, Head of Enterprise Strategyand Corporate Development		09/02/25		
Kristin Boyd		Senior Vice President, Global Head of Derivative Sales and Distribution		03/01/24		
Kevin Carrai		Senior Vice President, Global Head of		03/01/24		

		Market Data and Access Services				
Brittany Carter		Vice President, Corporate Strategy		03/01/24		
Cole Chmielewski		Vice President, Operations		03/01/24		
Bo Chung		Senior Vice President, Global Head of Sales and Index Licensing		03/01/24		
William Ciabattoni		Vice President, Product Management		03/01/24		
Gary Compton		Vice President, Communications		03/01/24		
Jeff Connell		Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		
Laura Dickman		Vice President, Associate General Counsel		03/01/24		
Craig Donohue		Chief Executive Officer and President		05/20/25 08/12/25 - Title Change		
Meaghan Dugan		Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change		
James Enstrom		Senior Vice President, Chief Audit Officer		03/01/24		
Angelo Evangelou		Senior Vice President, Public Policy		03/01/24		
Stacie Fleming		Senior Vice President, Communications		03/01/24		
Stephanie Foley		Executive Vice President, Chief Human Resources Officer		03/01/24		
Jennifer Fuentes		Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change		

Todd Furney		Senior Vice President, Chief Risk Officer		03/01/24			
Megan Goett		Senior Vice President, Chief Marketing Officer		03/01/25			
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		03/01/24			
Jill Griebenow		Executive Vice President, Chief Financial Officer , Treasurer		03/01/24			
John Hiatt		Vice President, Cboe Labs		03/01/24			
Robert Hocking		Executive Vice President, Global Head of Derivatives		10/21/25			
Gregory Hoogasian		Executive Vice President, Chief Regulatory Officer		03/01/24			
Matthew Iwamaye		Vice President, Associate General Counsel, Equities		03/01/24			
Chris Isaacson		Executive Vice President, Chief Operating Officer		03/01/24			
Steven Jorgensen		Vice President, Head of Derivatives Sales – European & Middle East Clients		12/17/24			
JJ Kinahan		Senior Vice President, Head of Retail Expansion and Alternative Investment Products		01/05/26			
Jennifer Lamie		Vice President, Chief Regulatory Advisor		03/01/24			
Stephanie Lara		Senior Vice President, Deputy Chief Regulatory Officer		03/01/24			

Benjamin Lawson		Vice President, Chief Information Security Officer		12/17/24		
Tim Lipscomb		Executive Vice President, Chief Technology Officer		03/01/25 – Change in Title		
Marc Magrini		Vice President, Administration		03/01/24		
Scott Manziano		Vice President, Sales Operations		03/01/24		
Sarah McDowell		Vice President, Chief Enforcement Counsel		03/01/24		
Brian McElligott		Senior Vice President, Head of Data Vantage		10/21/25		
Kathleen Mikulak		Vice President, Regulation		03/01/24		
Guy Miller		Senior Vice President, Chief Legal Officer – North American Securities		10/21/25		
Emily Mitchell		Senior Vice President, Tax		03/01/24		
Anthony Montesano		Vice President, Market Structure		03/01/24		
Jordan Newmark		Vice President, Associate General Counsel		03/01/24		
Dennis O'Callahan		Vice President, Cboe Labs		03/01/24		
Dan Overmyer		Vice President, Options Regulation		03/01/24		
Hemang Patel		Vice President, Project Management		03/01/24		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		03/01/24		
Stephanie Renner		Senior Vice President, Finance		03/01/24		

Patrick Sexton		Executive Vice President, General Counsel and Corporate Secretary		03/01/24		
Steven Sinclair		Vice President, Software Engineering		03/01/24		
Eileen Smith		Senior Vice President, Data and Analytics		03/01/24		
Nicholas Still		Vice President, Data Protection Officer		03/01/24		
Oliver Sung		Senior Vice President, North American Cash Equities		03/01/25 – Change in Title		
Alexandra Szakats		Vice President, Cboe Options Institute		7/17/24		
Natan Tiefenbrun		Senior Vice President, President North American and European Equities		7/17/24		
Hatice Unal		Senior Vice President, Infrastructure		03/01/24		
Joacim Wiklander		President & CEO of Cboe Canada | Head of Global Listings		7/17/24		
Allen Wilkinson		Senior Vice President, Chief Accounting Officer		03/01/24		
Clinton Wolf		Vice President, Operations		03/01/24		
Omarr Woodhouse		Vice President, Operations Support Center		03/01/24		
Troy Yeazel		Senior Vice President, Global Operations		03/01/24		
Former Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Arianne Adams		Senior Vice President, Head of Options and Global Client Services		01/07/19		10/31/23

Alexandra Albright		Senior Vice President, Chief Compliance Officer		03/01/24		03/03/25
Carmen (Lita) Brannan		Vice President, Government Relations		03/01/24		02/28/25
Catherine Clay		Executive Vice President, Global Head of Derivatives		03/01/24		09/30/25
Gina DeRaimo		Vice President, Derivatives Institute		01/07/20		05/04/24
John Deters		Executive Vice President, Chief Strategy Officer		02/28/17		11/07/23
Rob Hocking		Senior Vice President, Head of Product Innovation		03/01/24		04/30/25
Dave Howson		President		03/01/24		08/01/25
Adam Inzirillo		Executive Vice President, Global Head of Data and Access Solutions		03/01/24		09/05/25
Vaishali Javeri		Senior Vice President, Chief Legal Officer, North American Securities		12/19/22		08/23/24
Andrew Lowenthal		Senior Vice President, International Expansion and Business Development		02/28/17		12/31/23
Robert Marrocco		Vice President, Global Head of ETP Listings		03/01/24		03/10/25
Kyle Murray		Vice President and Associate General Counsel		03/01/24		03/14/25
Fredric Tomczyk		Chief Executive Officer		03/01/24		05/07/25
Umesh Yerram		Vice President, Chief Information Security Officer		02/02/21		06/27/24

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors			
Name	Classification(s)	Last Appointment Date:	Termination Date:
Bruce Andrews	Director	08/13/24	
Gilbert Bassett	Director	08/13/24	
Craig Donohue	Director	08/12/25[1]	
Dave Howson	Director	08/13/24	08/01/25
Kevin Murphy	Director	08/13/24	11/13/25
Ananda Radhakrishnan	Director	08/13/24	
Miguel Rivera	Director	08/13/24	
David Roscoe	Director	08/13/24	
Hillary Sale	Director	08/13/24	
Scott Wagner	Director	08/13/24	

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)

[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

- Bruce Andrews
- David Roscoe